Exhibit 99.1

Reitar Logtech Holdings Limited Enters into Up to US$1.5 Billion Bitcoin (BTC) Purchase Agreement

Strategic Treasury Diversification to Accelerate Logistics Technology Ecosystem

Hong Kong, June 5, 2025 - Reitar Logtech Holdings Limited (NASDAQ: RITR) (the “Company” or “Reitar”), a comprehensive logistics solutions provider and innovator in smart logistics technology, today announced that it has entered into a Bitcoin (“BTC”) purchase agreement (the “BTC Purchase Agreement”) with a consortium of institutional Bitcoin holders (the “BTC Investor”). Pursuant to the BTC Purchase Agreement, the Company may purchase up to 15,000 BTC, representing a potential transaction value up to US$1.5 billion1, from the BTC Investor through the issuance of its ordinary shares (the “Shares”) to the BTC Investor. The number of Shares to be issued shall be determined at arm’s length negotiations between the parties based on the price of BTC, the price and trading volume of the Shares.

This strategic acquisition establishes a digital asset reserve to strengthen the Company’s balance sheet while advancing core initiatives in decentralized finance (DeFi) integration, logistics asset tokenization, and smart contract-enabled supply chain solutions. The transaction reinforces Reitar’s commitment to driving innovation within global Property-Logistics Technology (PLT) ecosystems.

Key Strategic Outcomes:

●	Enhanced Financial Resilience: Diversifies treasury with non-correlated digital assets

●	Technology Acceleration: Funds the development of tokenized logistics infrastructure and AI-driven supply chain platforms

●	APAC Expansion: Supports market entry into high-growth Asian logistics corridors

John Chan, Chairman and CEO of Reitar Logtech Holdings, stated, “By anchoring our treasury strategy with Bitcoin, we secure robust financial footing for long-term PLT ecosystem growth. This positions us to lead logistics digitization while capturing value in Asia’s trillion-dollar supply chain modernization wave.”

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, actual results may differ materially from the anticipated results.

About Reitar Logtech Holdings Limited

Reitar Logtech Holdings Limited provides comprehensive logistics solutions by connecting capital partners, logistics operators, and innovative integration and application of logistics technologies through its end-to-end logistics solution business model. The Company integrates smart warehousing, supply chain optimization, and technology solutions across global markets. Its business primarily consists of two segments: (i) asset management and professional consultancy services, and (ii) construction management and engineering design services.

For more information, please contact:

Ms. Crystal Yip	Ms. Chelsie Tam
Tel：9587 3234 / 3461 3661	Tel：6094 3336 / 3461 3750
Email：crystalyip@reitar.io	Email：chelsietam@reitar.io

1	Based on an illustrative BTC unit price of US$100,000 and the tentative 15,000 BTC subject to the BTC treasury program.